UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019.

Commission File Number 001-38172

CHINA INTERNET NATIONWIDE FINANCIAL
SERVICES INC.

(Translation of registrant’s name into English)

5 East Lize Road, No. 1 Building,

Zhong Hu Hang Da Sha, 4th Floor

Chaoyang District, Beijing, People’s Republic of China 100020

Tel: +86 010 58203893

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On April 11, 2019, Ms. Lu Sun rendered her resignation as Chief Financial Officer of China Internet Nationwide Financial Services, Inc. (the “Company”) and the Board of Directors (the “Board”) of the Company accepted her resignation, effective immediately. Ms. Sun’s decision to resign was due to her personal reasons and was not a result of any dispute with the Company.

On April 12, 2019, the Board appointed Mr. Jinchi Xu to replace Ms. Sun to be the Company’s new Chief Financial Officer, effective immediately. Mr. Jinchi Xu is our founder and has served as our director since our inception. Mr. Xu is a senior investment manager with more than 10 years of progressive experience in finance management. He has been working as the Deputy General Manager at Hongkong Fucheng International Investment Co. Ltd since 2006. Mr. Xu graduated from Fujian Medical University in 2002 with a Bachelor Degree in Iconography.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 16, 2019	CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

		By:	/s/ Jianxin Lin
		Name:	Jianxin Lin
		Title:	Chief Executive Officer